July 30, 2019

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, NE 68137

       Re: Western Capital Resources, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 0-52015

Dear Mr. Quandahl:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statement of Cash Flows, page F-5

1. We note you incurred a loss on disposals of $941,367 and received proceeds from disposal of property and equipment of $12,000 during 2018. Please explain to us why the loss exceeds deletions on page F-15 of $493,177 net of the proceeds received from disposals.
2. We note you recorded proceeds from installment sale receivable of $3,435,963 in 2018.
      To help us better understand, please explain the nature and origin of the installment sale receivable and how it is reflected in the 2017 balance sheet.
 John Quandahl
FirstName LastNameJohn Quandahl
Western Capital Resources, Inc.
Comapany NameWestern Capital Resources, Inc.
July 30, 2019
Page 2
July 30, 2019 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
16. Revenue, page F-20

3. We refer you to your disclosure, which indicates "[o]ur contracts with customers primarily consist of sales of merchandise and services at the point of sale ("POS") and short-term lending agreements. Revenue within the Cellular Retail segment also includes ancillary back-end compensation from Cricket Wireless." The disclosure appears to imply these revenues are accounted for under ASC 606. Please disclose the nature of the back-end compensation and the amounts thereof for each year. In addition, please tell us which sources of the Company s revenue you determined were within the scope of ASC 606, those that were not and how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue. Please revise your disclosure as necessary to clearly indicate which revenue streams are within the scope of ASC 606 and those that are not.
20. Segment Information, page F-24

4. We note the Consumer Finance segment generates revenues from interest and fees on consumer loans and from the sale of products. Please explain your consideration of separately disclosing interest and fee revenue from retail sales to customers. Please refer to ASC 280-10-50-22.
5. We note from reading your Business Overview in Item 1 that you offer a variety of products and services. Please explain what consideration you gave to disclosing revenues for each product and service or each group of similar products and services.
         Reference is made to ASC 280-10-50-40.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or me, Bill
Thompson, Accounting Branch Chief, at 202-551-3344 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Consumer Products